CERTIFICATE OF NOTIFICATION

                                    Filed by

                               GULF POWER COMPANY

Pursuant to order of the Securities and Exchange Commission dated June 27, 2003 in the matter of File No. 70-10117.

                                 --------------

Gulf Power Company (the "Company") hereby certifies to said Commission, pursuant to Rule 24, as follows:

         1. On August 30, 2005, the issuance by the Company of $60,000,000 aggregate principal amount of its Series L 5.65% Senior Notes due September 1, 2035 (the "Series L Notes"), pursuant to the Twelfth Supplemental Indenture dated as of August 30, 2005, supplementing the Senior Note Indenture dated as of January 1, 1998 between the Company and JPMorgan Chase Bank, N.A. (formerly The Chase Manhattan Bank), as Trustee (the "Indenture"), was carried out in accordance with the terms and conditions of and for the purposes represented by the application, as amended, and of said order with respect thereto.

         2. Filed herewith are the following exhibits:

       Exhibit A -- Prospectus supplement with respect to the Series L
                    Notes, dated August 11, 2005. (Filed electronically August 15, 2005, in File Nos. 333-118060, 333-118060-01 and
                    333-118060-02.)

       Exhibit B -- Underwriting Agreement with respect to the Series L
                    Notes dated August 11, 2005. (Designated in Form 8-K dated August 11, 2005 as Exhibit 1.1.)

       Exhibit C -- Twelfth Supplemental Indenture to the Indenture
                    dated as of August 30, 2005 providing for the issuance of the Series L Notes. (Designated in Form 8-K dated August 11, 2005, as Exhibit 4.1.)

       Exhibit D -- Opinion of Beggs & Lane, a Registered Limited
                    Liability Partnership, dated September 6, 2005.


Dated:   September 6, 2005                           GULF POWER COMPANY


                                                     By /s/Wayne Boston
                                                        Wayne Boston
                                                    Assistant Secretary